

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Frederic Guerard, Pharm.D.
President and Chief Executive Officer
Graybug Vision, Inc.
203 Redwood Shores Parkway, Suite 620
Redwood City, CA 94065

> **Re: Graybug Vision, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2023**
> **File No. 001-39538**

Dear Frederic Guerard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed January 31, 2023

Graybug's Reasons for the Merger Recommendations of the Graybug Board, page 104

1. We note your response to comment 1. Please revise to disclose how the board, in recommending the business combination, considered the fact that the selected public companies analysis and selected IPOs analysis did not take into consideration the number of product candidates each company was developing, the stage of clinical development of each product candidate for each indication, and the potential addressable market including the expected dosing period of Auxora.

Graybug Management Liquidation Analysis, page 122

2. We note your response to comment 3 and reissue in part. Given that Piper Sandler assumed a 25% chance of success and that FDA approval is a yes or no decision, it appears Piper Sandler applied a probability of success adjustment that indicated it was more probable that Auxora would not be approved by the FDA and that it was more

probable to not generate any revenues. Please revise to disclose how the board took this into consideration in recommending the business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.